SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

LDK Solar CO., Ltd.
(Name of Issuer)

Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)

50183L107**
(CUSIP Number)

April 1, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 50183L107 has been assigned to the American Depositary Receipts (“ADRs”) of the Company. Each ADR represents one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50183L107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Claren Road Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 57,396,089 shares issuable upon conversion of 5.535% Convertible Senior Notes due 2018
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 57,396,089 shares issuable upon conversion of 5.535% Convertible Senior Notes due 2018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,396,089 shares issuable upon conversion of 5.535% Convertible Senior Notes due 2018
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.59%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 50183L107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Claren Road Credit Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 57,396,089 shares issuable upon conversion of 5.535% Convertible Senior Notes due 2018
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 57,396,089 shares issuable upon conversion of 5.535% Convertible Senior Notes due 2018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,396,089 shares issuable upon conversion of 5.535% Convertible Senior Notes due 2018
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.59%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 50183L107	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is LDK Solar CO., Ltd (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by the entities listed below, who are collectively referred to herein as the "Reporting Persons".

Claren Road Credit Master

(i) Claren Road Credit Master Fund, Ltd., a Cayman Islands exempted company, ("Claren Road Credit Master") to which the Investment Manager (as defined below) serves as investment manager, with respect to the Shares (as defined in Item 2(d) below) underlying the 5.535% Convertible Senior Notes due 2018 (the "Convertible Notes") held by it.

Investment Manager

(ii) Claren Road Asset Management, LLC, a Delaware limited liability company, (the "Investment Manager") with respect to the Shares underlying the 5.535% Convertible Notes held by Claren Road Credit Master to which the Investment Manager serves as investment manager. Investment and voting decisions have been delegated to Messrs. John Eckerson, Sean Fahey, Brian Riano and Albert Marino, members of the Investment Manager.

None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Shares reported herein. Claren Road Credit Master expressly disclaims beneficial ownership of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each Reporting Person is 51 Astor Place, 12th Floor, New York, New York 10003.

Item 2(c).	CITIZENSHIP

Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary shares, $0.10 par value per share (the "Shares").

Item 2(e).	CUSIP NUMBER

CUSIP No. 50183L107	13G	Page 5 of 8 Pages

50183L107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________________

Item 4.	OWNERSHIP

The percentages set forth this Schedule 13G are calculated based upon the 235,523,289 Shares outstanding as reported in the Company's Form T-3/A filed with the Securities and Exchange Commission on April 6, 2015 and assumes the conversion of the Convertible Notes held by Claren Road Credit Master on the date hereof.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

CUSIP No. 50183L107	13G	Page 6 of 8 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 50183L107	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: April 13, 2015

Claren Road Asset Management, LLC

/s/ Albert Marino
Name: Albert Marino
Title: COO

Claren Road Credit Master Fund, Ltd.
By: Claren Road Asset Management, LLC, its investment manager
/s/ Albert Marino
Name: Albert Marino
Title: COO

CUSIP No. 50183L107	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: April 13, 2015

Claren Road Asset Management, LLC

/s/ Albert Marino
Name: Albert Marino
Title: COO

Claren Road Credit Master Fund, Ltd.
By: Claren Road Asset Management, LLC, its investment manager
/s/ Albert Marino
Name: Albert Marino
Title: COO